Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Successor				Predecessor
						Year Ended December 31,
	Three Months Ended March 29, 2008	Three Months Ended March 31, 2007	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006
						2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes and minority interests	$(35,017)	$(13,351)	$(124,510)	$(50,313)	$(57,456)	$15,548	$8,502	$(2,277)
Plus: Fixed charges	46,221	14,328	88,558	8,853	36,106	29,452	7,474	5,579
Less: Interest expense capitalized	(29)	(16)	(160)	(36)	(85)	(193)	—	—
Less: Minority interests in pretax income from continuing operations with no incurred fixed charges	(200)	(77)	(415)	(39)	(158)	(140)	(95)	—

Earnings (loss) from continuing operations, adjusted	$10,975	$884	$(36,527)	$(41,535)	$(21,593)	$44,667	$15,881	$3,302

Fixed Charges:
Interest expensed and capitalized	$45,216	$14,037	$87,108	$8,647	$35,247	$28,702	$7,068	$5,287
Estimated interest within rental expense	1,005	291	1,450	206	859	750	406	292

Total fixed charges	$46,221	$14,328	$88,558	$8,853	$36,106	$29,452	$7,474	$5,579

Ratio of earnings to fixed charges	—	—	—	—	—	1.52	2.12	—
Shortfall	(35,246)	(13,444)	(125,085)	(50,388)	(57,699)	—	—	(2,277)